SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934



                             Date: February 11, 2005



                               Given Imaging Ltd.
               (Exact name of registrant as specified in charter)



                   13 Ha'Yetzira Street, Yoqneam 20692, Israel
                    (Address of principal executive offices)



     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F   X
                                      ---                       ---



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No   X
                                ---                      ---

                                EXPLANATORY NOTE


     On February 9, 2005, Given Imaging Ltd. held a conference call entitled "Given Imaging Fourth Quarter and Year-End 2004 Conference Call". A copy of the transcript from this conference call is attached to this Form 6-K as Exhibit 99.1.


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

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             GIVEN IMAGING LTD.



Date: February 11, 2005      By: /s/ Zvi Ben David
                                ------------------------
                              Name: Zvi Ben David
                              Title:  Vice President and Chief Financial Officer


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                                  EXHIBIT INDEX
                                  -------------

Exhibit        Description
-------        -----------

99.1 Transcript of conference call held on February 9, 2005, entitled "Given Imaging Fourth Quarter and Year-End 2004 Conference Call Script"


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